JAMES S. BYRD, P.A.

ATTORNEYS AT LAW

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

(407) 567-7993

February 26, 2018

Mr. Christopher Dunham, Staff Attorney

Mr. Dietrich A. King, Special Counsel, Office of Financial Services

Securities and Exchange Commission

Via email and Edgar filing: dunhamc@sec.gov

Re: Legion Capital Corporation Form 1-A filing

File# 024-10638

Dear Mr. Dunham and Ms. Martin,

This firm represents Legion Capital Corporation in the referenced matter, and we are in receipt of your comment letter dated February 5, 2018. We have filed an Amended Form-1-A POS as of today, and we further respond to the same as follows:

General

1.

We note that your executive compensation, related party transactions and beneficial ownership disclosure has not been updated since 2016. Please update these disclosures. In this regard, we note that have elected to provide information required by Part I of Form S-1 and direct you to Items 402(n), 404(d) and 403 of Regulation S-K for further guidance.

Response: We have updated the filing to include the compensation table depicting 2017 compensation amounts.

Business

Recent Developments, Page 10

2.	We note that Legion Select Holdings, LLC acquired the assets of Legion Select Venture Fund, LLC on November 30, 2017, as well as your response to comment 4 in our letter dated December 8, 2016 that you “spun out or sold” Legion Select Venture Fund, LLC sometime before January 1, 2017 in order “to remain an operating company rather than be a fund manager.” Please tell us whether these assets include any investment funds or interests in funds and provide us with your analysis as to whether you are an investment company under the Investment Company Act of 1940.

Response: None of the assets acquired by Legion Select Holdings, LLC (“LSH”) include any securities. LSH only acquired secured loans or business ownership interests of 50% or more, where the Company is a Managing Member of the LLC that owns the business, and an active manager/operator of each business. We have listed the assets acquired by and owned in LSH, in the amended filing, and you will see that we no longer own, hold, invest or trade any securities. There are no investment funds or investment securities of any kind within our company or among our assets, therefore we do not fall within the definition of an Investment Company, and we would not be required to register under the ICA.

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Financial Statements

3.

Please update your financial statements to include interim financial statements of a date no earlier than June 30, 2017. Please refer to Part F/S (b)(3)(C) and (b)(4) of Form 1-A for guidance.

Response: We have updated our financial statements by attaching our June 30 SA financials as an exhibit, and have included our financial information as of November 30, 2017 in the table within the filing.

Exhibit Index

4.

Please file a legal opinion covering the additional shares to be issued in your offering. Please refer to Item 17.12 of Part III of Form 1-A for guidance.

Response: We have filed a new legal opinion covering the additional shares.

Response: We have amended our filing to include the additional required exhibits, along with an Index to Exhibits as described in Item 17.

Sincerely,

James S. Byrd, Jr., Esquire

JSB/ab

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